EXHIBIT 4

EURO DISNEY S.C.A. Group

Fiscal Year 2006 Results Announcement

RECONCILIATION OF SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS

(€ in millions, unaudited)	September 2005	Net loss Fiscal year 2006	Other	September 2006

Shareholders’ equity (deficit)
Share capital	39.0	—	—	39.0
Share premium	1,628.3	—	—	1,628.3
Accumulated deficit	(1,308.7)	(73.1)	—	(1,381.8)
Other	0.1	—	1.5	1.6
Sub-total	358.7	(73.1)	1.5	287.1

Minority interests	117.4	(15.5)	4.5	106.4

Total equity	476.1	(88.6)	6.0	393.5